

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 19, 2017

<u>Via E-mail</u>
Steven C. Lockard
Chief Executive Officer
TPI Composites, Inc.
8501 N. Scottsdale Rd.
Gainey Center II, Suite 100
Scottsdale, AZ 85253

>   **Re: TPI Composites, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 1, 2017**
>   **File No. 333-220307**

Dear Mr. Lockard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

> Sincerely,
>
> /s/ Tom Jones for
>
> Amanda Ravitz
> Assistant Director
> Office of Electronics and Machinery

cc: H. David Henken, Esq.